Exhibit 99.1

Two Sapiens P&C Customers Receive Celent Model Insurer Awards

Sapiens IDIT software suite users, DirectAsia and L&T General Insurance Company, recognized among the year’s top insurance technology initiatives in Asia

Holon, Israel – April 25, 2016 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, announced today that its property and casualty clients, DirectAsia and L&T General Insurance Company (L&T Insurance), were both recognized at last week’s Celent Model Insurer Asia Summit 2016 event with “Model Insurer” awards.

Celent, a leading research and advisory firm, annually recognizes excellence in insurance technology in Asia through its Model Insurer awards. Winners are chosen based on IT programs that epitomize best practices for insurance technology projects.

DirectAsia, a motor insurance specialist, was recognized in the “legacy and ecosystem transformation” category. The company created a common DirectAsia layer and specific local configurations across countries – Singapore, Thailand and Hong Kong – and transformed its customer-facing portals into responsive and platform-agnostic applications. The enterprise layer standardized the insurer’s maintenance activity, fostering reuse and savings across the entire DirectAsia Group.

Receiving the award in the “digital and omni-channel technologies” category, L&T Insurance – a health, motor and home insurance provider based in India – was chosen for its single, web-based portal that is integrated with L&T’s core policy administration system, Sapiens IDIT. Since the launch of the channel portal, more than 120,000 policies have been issued by 3,000 partners.

Sapiens was also named top vendor in the “XCelent Technology” category for 2015 in the APAC region.

“Asian insurance carriers are increasingly finding it necessary to transform their ecosystems and provide an omni-channel experience, to remain agile in competitive markets and offer the caliber of experience that is expected in today’s digital era,” said Wenli Yuan, senior analyst with Celent’s Asian Financial Services Group. “Celent is pleased to present this award to both DirectAsia and L&T Insurance. Among the many excellent nominations in Asia this year, these two companies stood out for their technology best practices.”

“I am pleased to congratulate DirectAsia and L&T Insurance on their highly successful and innovative initiatives, which resulted in the Asia Model Insurer recognition from Celent,” said Roni Al-Dor, president and CEO of Sapiens. “We value our relationships with both companies and are proud to have contributed to the success of their respective projects. Sapiens looks forward to having the opportunity to again congratulate clients in Asia next year.”

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 190 financial services organizations. The Sapiens team of over 1,600 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com